UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25
                           NOTIFICATION OF LATE FILING

                                                                 SEC File Number
                                                                     0-23506

                                                                  CUSIP Number
                                                                  747748 10 1

(Check one)

[X] Form 10-K and Form 10-KSB  [ ] Form 11-K [ ] Form 20-F
[ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

         For Period Ended:  June 30, 1999

         [ ]     Transition Report on Form 10-K and Form 10-KSB

         [ ]     Transition Report on Form 20-F

         [ ]     Transition Report on Form 11-K

         [ ]     Transition Report on Form 10-Q and Form 10-QSB

         [ ]     Transition Report on Form N-SAR

         For Transition Period Ended: _________________________________

         READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

         NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

         Full Name of Registrant: Diva Entertainment, Inc.

         Former Name if Applicable:  Quasar Projects Company

         Address of Principal Executive Office (STREET AND NUMBER): 180 Varick Street, 13th Floor

         City, State and Zip Code: New York, New York 10014

                                     PART II
                             RULES 12B-25(B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         [ ]     (a)      The reasons described in reasonable detail in Part III
                          of this form could not be eliminated without unreasonable effort or expense;

         [X]     (b)      The subject annual report, semi-annual report,
                          transition report on Form 10-K, 10-KSB, 20-F, 11-K or
                          Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ]     (c)      The accountants statement or other exhibit required by
                          Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K and 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

         The Company underwent a corporate reorganization on April 28, 1999 effective April 1, 1999, and, in connection therewith, a change in control and a change in its fiscal year end. New management needs additional time in which to prepare the audited financial statements.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

         PETER C. ZACHARIOU                         (212)           807-6994
         (Name)                                  (Area Code)  (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                  [ ] Yes    [X] No Form 10-KSB for the fiscal year ended
                                 March 31, 1999

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:

                  [X] Yes    [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company effected a corporate reorganization effective April 1, 1999. Prior to that time, the Company had no operating history and was formed specifically to be a "clean public shell." As a result of the reorganization effective April 1, 1999, the Company acquired Diva Entertainment, Inc., a Florida corporation which operates modeling agencies in New York, New York and Los Angeles, California. Management has not yet completed its audit of the financial statements and cannot estimate the anticipated change.

                            DIVA ENTERTAINMENT, INC.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

         Date:  September 27, 1999        By: /s/ PETER C. ZACHARIOU
                                             -----------------------
                                          Name:  Peter C. Zachariou
                                          Title:  President



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

      Intentional misstatements or omissions of fact constitute federal criminal violations (SEE 18 U.S.C. 1001).

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